

COLE NATIONAL CORP

MAY 7

ARIS
P.E.
2-2-02


02033894

2 0 0 1

ANNUAL

REPORT

Corporate Information

A copy of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) for the fiscal year ended February 2, 2002 will be available after May 3, 2002 without charge, on written request to Investor Relations, Cole National Corporation, 5915 Landerbrook Drive, Mayfield Heights, OH 44124. The Form 10-K will also be available through our web site, www.colenational.com.

Quarterly financial results are sent via e-mail, upon request, approximately two days following the press release date.

The annual meeting of stockholders will be held at 10:00 a.m. on Thursday, June 13, 2002 at 5915 Landerbrook Drive, Mayfield Heights, Ohio 44124. Each stockholder is cordially invited to attend.

Registrar and Transfer Agent
National City Bank
Cleveland, Ohio

Executive Offices
5915 Landerbrook Drive
Mayfield Heights, Ohio 44124
Tel: (440) 449-4100 Fax: (440) 461-3489

Web site: www.colenational.com

The Investor Information page has detailed information about the Company including:

- Stock price and charting
- Annual Report and SEC filings
- Press releases
- Earnings release dates

Cole National Corporation operates through **Cole Vision**, one of the world's largest optical retailers, which includes Pearle Vision, Sears Optical, Target Optical, BJ's Optical and Cole Managed Vision Care, and through **Things Remembered,** the only nationwide chain devoted to celebrating "Life's Special Moments" through personalized gifts. CNJ also owns a 21% interest in Pearle Europe, one of the largest optical retailers in Europe. In 2001, revenue from Cole National's direct operating units totaled $1.10 billion. The Company's overall revenue stream from all sources, including franchise locations and its European affiliates, totaled $1.86 billion.

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)

	2001(4)	2000(4)	1999(4)	1998(4)	1997(4)
Net revenue	**$1,101,333**	$1,077,147	$1,040,426	$1,049,441	$ 982,199
Operating income (1)	**$ 34,644**	$ 32,866	$ 29,113	$ 42,346	$ 62,864
Income from continuing operations (1)(2)	**$ 5,195**	$ 2,229	$ 2,008	$ 14,276	$ 19,933
Diluted earnings per share	**$ 0.32**	$ 0.14	$ 0.13	$ 0.94	$ 1.43
Long-term debt	**$ 284,318**	$ 284,286	$ 284,584	$ 276,013	$ 277,401
Stockholders' equity	**$ 155,607**	$ 149,550	$ 146,516	$ 145,360	$ 132,015
Comparable store sales	**1.4%**	3.7%	(0.8)%	3.1%	3.6%
Number of stores at year end (3)	**2,917**	2,813	2,722	2,884	2,833

SYSTEM-WIDE REVENUE – $1.86 BILLION



Cole Vision
42%
Pearle Vision
Sears Optical
Target Optical
BJ's Optical
Cole Managed Vision Care
Pearle Franchise
17%
Pearle Europe
27%
Things Remembered
14%
COLE NATIONAL

(1) Fiscal 2000 amounts include $1,744 severance charge in connection with a personnel reduction at Cole Vision. Fiscal 1999 amounts include $6,712 of expense related to severance of several senior managers and the closing of 150 Ward Optical departments. Fiscal 1998 amounts include a $23,120 pretax charge for restructuring and other unusual items, of which $5,247 relates to inventory markdowns that are included in cost of sales; fiscal 1997 amounts include an $8,000 pretax charge for business integration related to the acquisition of American Vision Center.

(2) Fiscal 1998 amounts also include $6,000 of income from cash received in a nontaxable settlement of claims against the former owner of Pearle.

(3) Includes franchise locations.

(4) Consists of 52 week periods for fiscal 2001, and 1997 through 1999 and a 53 week period in fiscal 2000.

Dear Fellow Stockholders:

As we look back on 2001, a difficult year for the retailing industry as a whole, we are pleased with Cole National's performance and the progress we continue to make. Despite the challenging environment – and the fact that fiscal year 2001 was a 52-week year compared to the 53 weeks in 2000 – we met our goal of at least doubling Cole National's earnings per share, increasing them to $.32 per share from $.14 per share. Net income increased to $5.2 million from $2.2 million, while revenues rose to $1.1 billion from $1.08 billion.

These financial results clearly illustrate the progress we have made in repositioning and restructuring our businesses. In fact, Cole National outperformed expectations in every quarter over the last year and a half with the exception of the third quarter of 2001, which was, of course, greatly affected by the events of September 11th.

Although the tragedy of that day – and the economic uncertainty that followed – exacerbated the already challenging economic conditions, Cole National's focus on major strategic opportunities and our determination to strengthen our business did not waver. We continued to implement the basic strategies and tactics that have proven to drive our business on a day-to-day basis, and we achieved the results we were aiming for.

Cole Vision

In 2001, comparable store sales increased in every part of Cole National's vision segment, rising by 2.6 percent overall. By contrast, in the optical industry as a whole, The Jobson Optical Group reported that volume decreased four percent. Clearly, the many initiatives we began implementing in 2000 to develop a strong, efficient customer-driven organization are working and helping us gain market share.

To develop an effective selling culture throughout a company as large as ours takes much effort and considerable time. Over the past two years, we have consistently focused on six areas we believe are crucial to ensuring total customer satisfaction:

- **Working more closely with our doctors** – We continually look for ways to work with our affiliated and independent Doctors of Optometry to increase customers' access to quality eye exams and to provide caring, friendly and professional service.
- **Providing better training for our sales associates** – Because our store associates are our most powerful marketing agents, we have been enhancing their training throughout our organization. Our goal is to make sure our associates know how to develop relationships with customers, identify their needs and satisfy them.
- **Focusing and improving our merchandise assortment** – We are continuously working to ensure that our stores have the right assortment of frames, lenses and accessories to appeal to their particular customer base.
- **Upgrading our manufacturing capabilities** – Our fundamental goal is to deliver quality products that are produced correctly and on time. We are also harnessing new technologies to provide improved products and services to our customers.
- **Strengthening our marketing efforts** – We are spending our marketing dollars carefully and striving to make sure that these expenses produce a healthy return on investment. Our businesses are thinking like a brand and acting like a retailer.
- **Growing our Managed Vision Care business** – We are taking advantage of the growth in managed vision care by winning new accounts and directing plan participants into our stores while upgrading our systems to make our procedures more efficient.

By emphasizing these strategies, we have significantly improved operations in both Pearle Vision and throughout Cole Licensed Brands. In fact, despite the year's uncertain economic environment, comparable store sales grew by 2.6 percent for Pearle Vision's company-owned stores and 1.2 percent for Pearle Vision overall. At Cole Licensed Brands, comp store sales rose 3.2 percent for Sears Optical, 19.3 percent for Target Optical and 4.3 percent for B.J.'s Optical.

In fiscal 2002, we will continue to focus on these six essential areas. In addition, we are working on many fronts with Target Corporation to strengthen the Target Optical program. Beginning this year, we will open stores in the company's new SuperTarget locations only. We plan to open in approximately 30 premium locations in 2002, compared to the 107 Target Optical locations we opened in 2001. SuperTargets offer excellent, highly visible and high traffic locations at the front of the store. We also enhanced the Target Optical program through a series of new marketing, merchandising and advertising initiatives. All of these factors combine to produce a better financial model. As in the rest of our organization, our emphasis going forward will be on operational excellence and the delivery of superior guest service.

Things Remembered

Because of reduced mall traffic, Things Remembered experienced a very challenging year and realized a 1.8 percent decrease in comparable store sales for fiscal 2001. Nonetheless, our gift division outperformed many other specialty retailers in the mall and we made substantial progress in strengthening the business overall. In the chain as a whole, we increased average sales by nearly six percent and decreased inventory by $2 million. Our direct channel sales, made up of catalogs and Internet, continued to grow and be profitable.

We are particularly proud of and encouraged by the success of the Things Remembered Focus Store program, which produced a comparable store sales increase of 13.2 percent in December, the single most important month of the year. For the full year, comparable store sales for the 80 stores in our Focus Store program rose by 7.6 percent.

These increases were due to a number of very effective merchandising, marketing and personnel training initiatives designed to ensure customer satisfaction. To replicate the success of these efforts as much as possible, we are expanding the Focus Stores program to an additional 55 stores in 2002 and are rolling out the best initiatives to the remainder of the chain as fast as possible.

Financial Performance

In addition to meeting the company's fundamental goal of at least doubling earnings in 2001, we made progress in many other aspects of our financial performance. Through good working capital management, we improved Cole National's liquidity. At year-end, we had almost $64 million in cash on our balance sheet, an increase of close to $27 million from the previous year. In addition, the company had no seasonal borrowings during fiscal 2001 and our net debt decreased by $27 million. The consistent improvements in our financial performance and operating performance have been reflected in a more appropriate recognition of the fundamental value of Cole National's business.

Pearle Europe

2001 was a year of expansion for Pearle Europe, a venture with HAL Holding N.V. in which Cole National holds a 21% interest. In May, Pearle Europe acquired MultiOpticas, Portugal's leading optical retail chain, which encompasses approximately 130 stores. In November, it acquired Poland's leading optical retailer, Vision Express, with approximately 25 locations. In total, Pearle Europe now has over 940 stores in seven European countries and annualized system revenues of approximately $500 million. Together, Cole National's and Pearle Europe's 3,000 optical locations represent the largest retail optical network in the world.

In Summary

Cole National completed a challenging year with pride in our results and many reasons for optimism. In 2002, we will continue our many efforts to drive the business through the eyes of our customers. We have developed an excellent strategic platform and are committed to building long-term shareholders' value on that strong foundation.

In June, Cole National increased the size of its Board of Directors to eight members and welcomed Melchert Frans Groot, Chief Executive Officer of Pearle Europe B.V. to the Board. We have been working closely with Pearle Europe to take advantage of the worldwide synergies between our various optical businesses as well as future opportunities for growth.

We thank all of our directors for their insight and contributions to our progress. We also thank our company associates, franchisees and independent Doctors of Optometry for their many contributions during the past year. They have been, and will continue to be, an integral part of our success.



Jeffrey A. Cole
Chairman and CEO



Larry Pollock
President and COO

Pearle Vision


PEARLE VISION

Pearle Vision has made progress over the last two years in building a customer driven, retail selling organization. The results of this focus are evident in our improved sales and operating efficiencies. Our internal "Proud to be Pearle" campaign has led to a winning attitude throughout our organization. Both our employees and our franchisees are enormously proud of Pearle Vision's position as one of the leading brands in the optical industry and of the increased market share we have gained. Our progress is illustrated by the fact that 27 franchise stores opened in 2001 – the largest number in more than a decade – and over half of those new stores belong to existing franchisees who believe this is an excellent time to invest further in Pearle Vision. Their stamp of approval adds to our feeling of accomplishment.

The progress Pearle Vision has been making was particularly evident in our 381 company-owned stores, where comparable store sales rose 2.6 percent last year, following a 2.0 percent increase the previous year. Many of the strategic initiatives we have implemented over the past two years will continue to strengthen our performance in 2002 as they are fully implemented in corporate stores and rolled out to our franchise partners.

Although comparable store sales were flat at our 410 franchise stores in 2001, they increased 1.1 percent in the second half of the year. During 2001, we worked to improve Pearle Vision's franchise relations by adding more franchise services, using our buying power to lower our franchisees' costs, and by improving the efficiency of our distribution and manufacturing. For 2002, we have identified a group of stores to include in a new Franchise Focus Store Program, which will bring a group of the most successful corporate initiatives to our franchise partners.

Several initiatives helped us achieve overall positive results. One of these was increasing the quality of Pearle Vision's merchandise assortment and matching it to our customers' needs and demands. Our first step, initiated in 2000, was to strengthen our assortment of brands. That assortment now includes designer frames such as DKNY® Ralph Lauren®, Gucci®, Nine West®, Tommy Hilfiger®, Eddie Bauer®, Kenneth Cole®, Revolutions®, Calvin Klein®, Maui Jim® and Guess®. In 2001, we focused on positioning Pearle Vision as a leader in technology as well as fashion by incorporating important technological improvements. Examples include titanium frames, which are 75 percent lighter and stronger, rimless drill-mounted frames, which are exceptionally flexible and light, and lens casting, which offers our customers a clearer, lighter lens. In addition, we began to tailor the stock at each of our stores to the demographics of its individual area and shifted our advertising to highlight Pearle Vision's fashion positioning.


MENS
PEARLE VISION

Another important strategy for improving Pearle Vision's results involves rationalizing and upgrading our real estate portfolio and store design. We have developed a very disciplined approach to guide the investment in and expansion of Pearle Vision's stores. We analyze each market and develop a plan for that market, evaluating whether existing locations are optimal for maximizing sales and profit potential and where we have market gaps. We then rank the stores as to the order in which they should be remodeled or relocated, and what store design and investment is warranted. Our new store design, implemented in some of our corporate and franchise remodels has been a major factor in attracting new, fashion oriented customers and increasing sales.

Supporting all the initiatives we are implementing to re-invigorate the Pearle Vision brand is our determination to make sure that we have the right people in our stores and that they are trained to meet the needs of Pearle Vision's customers.

We believe we have positioned Pearle well for future growth. We will focus our efforts in corporate stores on comparable store sales growth. We believe that Pearle's franchise model gives Cole National significant opportunities for store growth and profitability improvement in the years to come.

Cole Licensed Brands

Sears Optical

In the forty years since we opened our first location in 1961, Sears Optical has become one of the country's leading names in eye care and eyewear. We are very proud of our long and successful relationship with Sears, Roebuck and Co., one of the country's best known brands.

In 2001, Sears Optical turned in another solid performance, increasing comparable store sales 3.2 percent. The extensive assortment of branded and more fashionable merchandise we have been introducing, including the Sears private label brands of Canyon River Blues and Apostrophe, was a prime driver in this increase. In total, we have introduced 360 new frames, representing close to 50 percent of Sears Optical's assortment. We have also been incorporating more technical innovations such as flexible frames and cast lenses into our product offering. These actions have brought benefits to our customers as well as helping increase Spectacle Average Retail in 2001. In another successful initiative, we revamped Sears Optical's accessory business, introducing a bundled package of lens cleaning accessories that offered our customers additional convenience and increased our sales volume in the process. This enhancement helped increase Total Average Retail for the year.



One of our top priorities has been to develop a customer driven selling culture that can support and further the many merchandising and marketing initiatives we are introducing. In addition to upgrading our merchandise assortment to reflect the stylish, contemporary look today's customers want, we have focused on training our sales associates to sell the features and benefits of these new products. We are teaching them how to manage their relationships with customers better so that our customers have a higher satisfaction level and return at an increased rate. This is particularly important as we improve and broaden the quality of our frame offering.

Our long-term goal is to position Sears Optical to focus on value as well as price. As part of this process, we plan to move away from some of the promotional events used in the past. While this may cause some negative sales results in the short term, we believe it will enhance our business for the future.

Our initiatives for 2002 include strengthening the organization's infrastructure as well as our merchandise assortment and sales culture. For example, we are re-engineering transactional information and controls to improve accuracy and access to information. And we are revising store-operating procedures, simplifying and automating wherever possible.

Through this coordinated series of steps – which touch every aspect of our business – we aim to eliminate all barriers to our customers and make it both logical and simple for them to buy from Sears Optical at every stage of their optical needs.

Target Optical

Target Optical continues to represent an exciting long-term growth opportunity for Cole National. In 2001, we focused on fine-tuning our merchandise assortment, becoming more aggressive in our marketing and improving the overall presentation within our departments. These efforts produced four consecutive quarters of double-digit increases in comparable store sales for a total increase of more than 19 percent.

To realize the full potential of this program, we have also been working with Target Corporation to strengthen the Target Optical marketing and merchandising effort, refine the long-term strategies and improve the financial model. Going forward, we have agreed to open stores in Target's new SuperTarget locations only. SuperTargets offer excellent, highly visible locations and high traffic. In addition, their layout enables our optical department to be placed near the SuperTarget's entrances, which is a substantial advantage. Reflecting this change, we plan to open approximately 30 locations in 2002 compared to the 107 locations we opened in 2001.


TARGET

The increased focus on SuperTargets represents a real opportunity for Cole National to strengthen the business more quickly. The SuperTarget locations are where we did our initial testing, and they have generally enabled us to achieve higher volumes, better results and quicker profitability. We will also able to market to the Target customer via the SuperTarget vehicles much more quickly and efficiently.

In 2002, our emphasis will move from opening stores to operating them. This will enable us to focus on operational excellence and the delivery of superior guest service. Our goal is to develop the same strong selling culture in Target Optical that we are creating throughout our entire organization.

BJ's Optical

BJ's Optical enjoyed another positive year, achieving a comparable store sales increase of 4.3 percent. Our success is attributable to the soundness of our fundamental strategy – offering branded product at excellent prices. To complement this effort, we expanded our assortment of accessories, increasing sales of these items by 34 percent. Our new store prototype, which provided more impactful signing, was also well received.

In the coming year, we plan to focus on increasing the effectiveness of our marketing programs to attract the BJ's customer. This includes maximizing seasonal opportunities throughout the year, enhancing our stocked contact lens program and direct marketing to new members of BJ's Wholesale Club.

Cole Managed Vision Care

2001 was a very successful year for Cole Managed Vision (CMV). Already one of the nation's largest managed vision care benefit providers, we refocused our sales effort and added several significant new accounts. Equally important, we did not lose a single major client. This track record speaks to the value of the services CMV is offering.


SUREVUE
FREE
DuraSoft Colors
Contact Lenses

One particularly significant indication of our progress is the growth of CMV's panel of providers. In the fourth quarter, we began to offer multiple provider panels to our clients, including a network of more than 20,000 quality care providers. Through this expansion, we are now positioned to meet the requirements of virtually any type or size of client.

In August 1999 we acquired the vision care benefits business of MetLife. Under the terms of the agreement, MetLife was to provide transition services over a 30-month period following the closing in order to maximize continuity and client satisfaction. In 2001 we began the process of transferring claims processing for MetLife clients to CMV. As of year-end, 40 percent of the clients had been transferred, realizing service and program enhancements in the process. We expect to complete this transition in 2002.

At CMV, we are focused on helping clients see by being experts in managed vision. During the year, we worked hard to raise the level of expertise and empowerment throughout our organization. We know that our associates can bring the greatest value to our customers by being industry experts. To achieve this goal, we have been integrating our vision and values into CMV's hiring process and establishing an environment conducive to both internal and external customer service. In 2002 we will expand training programs for associates as well as new hires.

Operationally, we also made great progress during 2001, completing phase one of the paperless Patriot claims management system. The second phase, which centers on streamlining claims processing and billing, is now underway. We expect to begin the process of transitioning clients to the new system in the second quarter of 2002.

The computerized system has already enabled CMV to realize significant cost savings and we believe we will reap further savings in the future. Even more important, by providing better information more quickly and easily, the system will enable CMV to enhance service for providers, freeing them to spend more time satisfying plan participants.

Pearle Europe

Pearle Europe, in which Cole National has a 21 percent ownership in a venture with the Dutch investment company, HAL Holding N.V., continues to grow and thrive. In 2001, it expanded its presence to two new countries – Portugal and Poland. In May, Pearle Europe acquired Multi Opticas, Portugal's leading optical retail chain, with approximately 130 stores. In November, it acquired Vision Express, Poland's leading optical retailer, with approximately 25 locations. The venture's other leading brands include Pearle Vision, Apollo Optik, Groeneveld and Avanzi.

Pearle Europe continues to be a successful investment for Cole National and a key component of the strong strategic platform we have built. In just three years, Pearle Europe has grown from 519 optical stores in four countries to over 940 stores in seven countries with annualized system revenues of $500 million.

Pearle Europe plans to continue its successful expansion program in 2002. Its goal is to expand by acquiring leading retailers in additional European countries and by becoming an even more significant player in the countries in which it already operates.

Things Remembered



In 2001, Things Remembered celebrated its 35th year in business. Our chain, which grew out of Cole National's original retail key shop business, was founded in 1966 with the objective of creating lasting gifts that commemorate all of life's special moments. Today, with close to 800 stores in 46 states, more than 5,000 employees and a growing direct sales channel, we believe in this mission more than ever. From the celebration of birthdays to the commemoration of achievements, to weddings, births and a myriad of other occasions, our focus is on the celebration of people and relationships.

Because personalization offers our customers such an effective way to express themselves and make their gifts more meaningful, Things Remembered is 100 percent dedicated to personalized gifts. Our 35 years of experience have made us gift giving experts, and we strive continuously to use that expertise to help our customers. By giving personal attention and advice that make a gift memorable, we also aim to build enduring relationships that create "customers for life." Our engraving "while you shop," as well as the convenience of catalog and Internet shopping, are valued benefits for our busy, time-starved customers.

From a business perspective, the past year was challenging for Things Remembered, as it was for many specialty mall-based stores. After three years of healthy increases in comparable store sales – 7.4 percent in 1998, 7.2 percent in 1999 and 5.4 percent in 2000 – we experienced a decrease of 1.8 percent due to reduced mall traffic. The events of September 11th and their aftermath of course made conditions even more difficult. Our corporate business was particularly impacted as companies cut back on their gifts for clients and employees alike. Nonetheless, Things Remembered outperformed many of its peers and, we believe, built a strong foundation for future success.

* **Stellar Performance by our Focus Stores** – In February 2001, Things Remembered initiated a Focus Store program which by the fall encompassed a total of 80 locations. We focused the merchandise assortment in each store to highlight key products and eliminate fringe items that did not enhance the merchandise presentation or assortment. We trained our sales associates to assist customers better and to sell these items, as well as appropriate add-ons and additional personalization, and made sure our best sellers were always in stock. In addition, we developed new procedures for identifying, selecting and training effective store managers.

Our strategies to increase productivity at the Focus Stores were a great success. Comparable store sales for these locations increased 13.2 percent for December, 7.7 percent for the fourth quarter, and 7.6 percent for the full year. Impressive at any time, these increases were all the more encouraging in a year characterized by an uncertain economy and reduced mall traffic. To replicate the success of the Focus Store program as much as possible, we are expanding the program to an additional 55 stores in 2002 and rolling out the best initiatives to the rest of the chain as fast as we can.

* **Improved Assortment Management System** – A key initiative for the year was to implement a new Assortment Management System to improve productivity. We tailored assortments to specific types of stores, size, volume and demographics. For example, stores in more up-scale areas now stock higher-end products rather than the traditional selection of silver picture frames, pewter mugs and key chains. This approach allows us to focus ever more closely on our customers and respond to their needs even better.

* **More Products from Great Brands** – To enhance Things Remembered's image, store appeal and price points, we established strategic partnerships with selected high quality brands, introducing a series of clocks by Movado, crystal Marquis giftware by Waterford and a collection of gifts featuring Swarovski® crystal components. These items – as well as our new merchandise in general – along with an intensified focus on selling resulted in an average dollar increase over last year of 5.5 percent. We plan to expand this initiative in 2002.

* **A Burgeoning Direct Channel** – The performance of Things Remembered's direct channel, which includes catalogs and the Internet, was one of the most exciting developments in our business in 2001. Our Direct Channel was profitable every quarter during the past year. In addition to expanding our direct mail by 4.0 million pieces, or 69 percent, we took our wealth of in-store experience and built a faster, easier-to-use, web site. ThingsRemembered.com's new navigation lets customers shop by Recipient, Sentiment or Occasion. The navigation for the featured channels – Wedding, Corporate and Shop By Brand – is more in line with how we structure our business. Other popular new features include our Gift Advisor, a search tool to help users find the perfect gift, our enhanced personalization options and our Gift Reminder service. Our highly efficient distribution and fulfillment operation achieved a record 100 percent on-time. Moreover, we became ISO 9001: 2000 certified, the first retail distribution center to achieve this distinction.

In December we launched a partnership with 1-800-FLOWERS.COM, whose customer goals, mission and passion for customer service are similar to our own. Thirty unique gifts from Things Remembered are now available through 1-800-FLOWERS.COM via their web site, toll-free phone number and corporate and consumer catalogs. The arrangement is a very effective way to expand our reach and to increase awareness of Things Remembered.


Cherished Wedding
COLLECTION

All of these actions helped Things Remembered maintain very positive margins in 2001, a significant accomplishment in light of the extensive discounting many retailers employed to maintain their sales levels. Contributing to this accomplishment were many other improvements Things Remembered implemented during the year, including purchasing our products at better prices, better initial mark-up and in-depth training programs for our sales associates to enhance the customer experience, as well as a significant improvement in inventory controls.

A very special highlight for the year was Things Remembered's donation of $198,000 to the Make-A-Wish Foundation of America. These funds, which constitute the largest single donation since we created this partnership five years ago, are raised from our sale of Make-A-Wish holiday items. To commemorate this milestone, we will begin offering Make-A-Wish products year-round in mid-2002. We know of no better way to demonstrate two of Things Remembered's fundamental principles – caring about people and expressing thanks.



COLE NATIONAL

Annual Financial Report
Year Ended February 2, 2002

The Company

Cole National Corporation was incorporated as a Delaware corporation in 1984 as a successor to companies that began operations approximately 60 years ago. Cole National Corporation, primarily through the subsidiaries owned by its direct subsidiary, Cole National Group, Inc., is a leading provider of vision care products and services, managed vision care programs, and personalized gifts with 2,917 retail locations in 50 states, Canada and the Caribbean. References herein to the "Company" include Cole National Corporation, its direct and indirect subsidiaries, and its predecessor companies. The Company also holds an approximately 21% interest in Pearle Europe B.V., which operates 943 retail optical locations in the Netherlands, Belgium, Germany, Austria, Italy, Poland and Portugal. The Company's retail vision locations do business primarily under the names "Pearle Vision", "Sears Optical", "Target Optical" and "BJ's Optical" and its managed vision care programs are offered primarily through Cole Managed Vision. Collectively these businesses are referred to herein as "Cole Vision." Personalized gifts are offered through retail locations, e-commerce and catalogs by Things Remembered. The Company believes that, based on industry data, it is one of the largest retail optical companies in the world and operates the only nationwide chain of personalized gift stores. The Company differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations.

Table of Contents

Selected Financial Data

The selected financial data set forth below reflect continuing operations only and should be read in conjunction with the consolidated financial statements and the notes thereto and other information contained elsewhere in this report (dollars in thousands, except per share amounts).

	2001[5]	2000[5]	1999[5]	1998[5]	1997[5]
Net revenue	$ 1,101,333	$ 1,077,147	$ 1,040,426	$ 1,049,441	$ 982,199
Operating income[1]	$ 34,644	$ 32,866	$ 29,113	$ 42,346	$ 62,864
Income from continuing operations[1][2]	$ 5,195	$ 2,229	$ 2,008	$ 14,276	$ 19,933
Income from continuing operations per common share[1][2]					
Basic	$ 0.33	$ 0.14	$ 0.13	$ 0.96	$ 1.48
Diluted	$ 0.32	$ 0.14	$ 0.13	$ 0.94	$ 1.43
Weighted average number of shares outstanding (000's)					
Basic	15,822	15,585	14,887	14,802	13,481
Diluted	16,073	15,620	14,941	15,176	13,981
Total assets[4]	$ 604,194	$ 594,879	$ 588,271	$ 622,844	$ 647,701
Working capital	$ 93,531	$ 79,370	$ 63,899	$ 76,732	$ 77,323
Stockholders' equity	$ 155,607	$ 149,550	$ 146,516	$ 145,360	$ 132,015
Current ratio	1.63	1.55	1.45	1.44	1.37
Long-term debt	$ 284,318	$ 284,286	$ 284,584	$ 276,013	$ 277,401
Number of stores at year end[3]	2,917	2,813	2,722	2,884	2,833
Comparable store sales growth	1.4%	3.7%	(0.8)%	3.1%	3.6%

(1) Fiscal 2000 amounts include a $1,774 severance charge in connection with a personnel reduction at Cole Vision. Fiscal 1999 amounts include $6,712 of expense related to severance of several senior managers and the closing of 150 Ward Optical departments. Fiscal 1998 amounts include a $23,120 pretax charge for restructuring and other unusual items, of which $5,247 relates to inventory markdowns that are included in cost of sales; fiscal 1997 amounts include an $8,000 pretax charge for business integration related to the acquisition of American Vision Center.

(2) Fiscal 1998 amounts also include $6,000 of income from cash received in a nontaxable settlement of claims against the former owner of Pearle.

(3) Includes franchise locations.

(4) Certain prior year amounts have been reclassified to conform with the current year presentation.

(5) Consists of 52-week periods for fiscal 2001, and 1997 through 1999 and a 53-week period in fiscal 2000.

Fiscal years end on the Saturday closest to January 31 and are identified according to the calendar year in which they begin. For example, the fiscal year ended February 2, 2002 is referred to as "fiscal 2001." Fiscal 2001 and fiscal 1999 each consisted of a 52-week period, and fiscal 2000 consisted of a 53-week period.

The Company has two reportable segments: Cole Vision, which accounted for 75% of total revenue in fiscal 2001, and Things Remembered, which accounted for 25% of total revenue in fiscal 2001. Most of Cole Vision's revenue represents sales of prescription eyewear, accessories and services through its Cole Licensed Brands and Pearle retail locations. Cole Vision's revenue also includes sales of merchandise to franchisees, royalties based on franchise sales, interest income on franchise notes receivable, initial franchise fees, and fees from managed vision care programs. Things Remembered's revenue represents sales of engravable gift merchandise, personalization and other services primarily through retail stores and kiosks. See Note 9 of the Notes to Consolidated Financial Statements for further discussion of the reportable segments.

Results of Operations

The following is a discussion of the results of continuing operations for the three fiscal years ended February 2, 2002. This discussion should be read in conjunction with the consolidated financial statements and notes thereto. The following table sets forth certain operating information for each period (dollars in millions):

	Fiscal Year			Change	
	2001	2000	1999	2001 vs. 2000	2000 vs. 1999
Net revenue:					
Cole Vision	$ 829.3	$ 801.2	$ 781.8	3.5 %	2.5 %
Things Remembered	272.0	275.9	258.6	(1.4)	6.7
Total net revenue	$ 1,101.3	$ 1,077.1	$ 1,040.4	2.2 %	3.5 %
Gross margin	$ 736.6	$ 719.1	$ 675.8	2.4 %	6.4 %
Operating expenses	696.2	680.4	641.4	2.3	6.1
Goodwill and tradename amortization	5.8	5.8	5.3	(1.2)	10.6
Operating income	$ 34.6	$ 32.9	$ 29.1	5.4 %	12.9 %
Percentage of net revenue:					
Gross margin	66.9 %	66.8 %	65.0 %	0.1	1.8
Operating expenses	63.3	63.2	61.7	0.1	1.5
Goodwill and tradename amortization	0.5	0.5	0.5	-	-
Operating income	3.1 %	3.1 %	2.8 %	-	0.3
Number of retail locations at the end of the period:					
Cole Licensed Brands	1,280	1,164	1,056		
Pearle company-owned	423	439	454		
Pearle franchised	440	426	416		
Total Cole Vision	2,143	2,029	1,926		
Things Remembered	774	784	796		
Total Cole National	2,917	2,813	2,722		
Comparable Store Sales Growth:					
Cole Licensed Brands (U.S.)	3.8 %	3.7 %	(2.7) %		
Pearle company-owned (U.S.)	2.6	2.0	(5.5)		
Total Cole Vision	2.6	3.1	(3.5)		
Things Remembered	(1.8)	5.4	7.2		
Total Cole National	1.4 %	3.7 %	(0.8) %		
Pearle U.S. franchise stores	- %	3.3 %	0.4 %		
Pearle U.S. chain-wide	1.2 %	2.7 %	(2.4) %		

Fiscal 2001 Compared to Fiscal 2000

The increase in net revenue for fiscal 2001 was attributable to increases in consolidated comparable store sales, the Target Optical expansion, growth in managed vision care revenue and increases in direct channel revenues (both catalog and Internet) at Things Remembered. These increases were partially offset by one less week of revenue in fiscal 2001. The 53rd week in fiscal 2000 provided approximately $18.5 million in revenue.

At Cole Licensed Brands, the comparable store sales increased by 3.8% primarily reflecting an increase in the average spectacle selling price. At Pearle company-owned stores, the comparable store sales increased by 2.6% reflecting an increase in average transaction selling price for the first nine months and an increase in the number of transactions for the fourth quarter. The increase in average transaction selling price was due, in part, to not repeating a "50% off frame" promotion that ran during the entire first quarter of fiscal 2000. At Things Remembered, the comparable store sales decline was attributable to the general slowdown in mall traffic which worsened following the events of September 11 and from not repeating February 2000's aggressive merchandise clearance promotion. However, the average transaction selling price increased as a result of sales of new merchandise at higher average unit retails, more personalization and less promotion.

The gross margin dollar increase in fiscal 2001 resulted from increased net revenue at Cole Vision and improvements in gross margin rate at Things Remembered. The gross margin rate at Cole Vision was flat compared to the prior year, inclusive of a 0.7 percentage point decline in the second half of fiscal 2001 primarily because more customers selected merchandise from Cole Licensed Brand's new, higher cost frame assortment at Sears. Higher revenue from managed vision care partially offset the impact of the decline in frame margins in fiscal 2001. The offset equaled 0.3% of the gross margin rate. At Things Remembered, the gross margin rate improved 0.5 percentage points compared to the prior year, reflecting the improvement in average selling price and less inventory shrinkage.

Operating expenses as a percentage of net revenue were essentially even with fiscal 2000. The dollar increase in operating expenses was primarily due to higher store payroll, store occupancy and other store costs incurred to support the increases in revenues and the Target Optical expansion. The Company opened 107 new Target Optical stores during fiscal 2001. Operating margin improvements from nonstore overhead expenses and reduced advertising expenditures were offset by the negative operating margin impact of fixed payroll and occupancy costs due to lower sales volume following September 11. In fiscal 2000, operating expenses also included a $1.8 million first quarter severance charge in connection with a personnel reduction at Cole Vision.

In fiscal 2001, the Company's operating income improved 5.4% while maintaining leverage despite one less week of sales, the absorption of increased losses from the continued expansion of Target Optical and the third quarter decrease in operating expense leverage attributable to the modest growth in net revenues following September 11. The losses associated with Target Optical expansion are expected to decline as older stores ramp up to profitability, as a result of the new focus on opening only in Super Target stores and with a switch from fixed to percentage rent. The average time to store level profitability is also expected to reduce.

Interest and other (income) expense, net, decreased $2.6 million in fiscal 2001. Contributing factors included one less week of interest expense, no seasonal borrowing during fiscal 2001 and higher interest income from increased temporary cash investments, higher interest and equity income from Pearle Europe and a $0.7 million gain from the sale of a Dallas office facility no longer needed for Pearle's operations.

The effective income tax rate was 52.8% in fiscal 2001 compared to 66.5% in fiscal 2000. The effective rates are significantly above the statutory rate because of the impact of nondeductible goodwill and unearned compensation. The decrease in the rate for fiscal 2001 versus fiscal 2000 was primarily a result of the increase in pretax income and increased equity income from Pearle Europe, for which no U.S. income tax is provided. A more complete discussion of income taxes is included in Note 7 of the Notes to Consolidated Financial Statements.

Fiscal 2000 Compared to Fiscal 1999

The increase in net revenue for fiscal 2000 was primarily attributable to increases in consolidated comparable store sales, the 53rd week, revenue associated with the MetLife vision care business acquired in October 1999 and the Target Optical expansion. These increases were partially offset by the closing of poor performing stores at Pearle and Things Remembered and the closing of 150 optical departments at Montgomery Ward in December 1999. See Note 2 of the Notes to Consolidated Financial Statements for further discussion of the closing of the Montgomery Ward departments.

At Cole Licensed Brands and Pearle company-owned stores, the comparable store sales increases primarily reflected increases in the average selling price. The number of transactions at Cole Licensed Brands was even with last year. At Pearle company-owned stores, the average transaction increase was partially offset by a decrease in the number of transactions during the first half of the year. At Things Remembered, the comparable store sales increase reflected an increase in sales of new merchandise at higher average unit retails.

The gross margin dollar increase was attributable to the revenue increase at Pearle and Things Remembered, the additional revenue associated with the MetLife vision care business and an improvement in gross margin as a percentage of net revenue. The improvement in the gross margin rate was primarily the result of higher average selling prices in the optical businesses. Other factors in the improvement were additional MetLife vision care revenues, resolution of problems experienced during 1999's integration of new manufacturing and merchandise/inventory management systems at Pearle and 1999's inventory write-off due to the closing of the Ward Optical departments. At Cole Vision, the gross margin rate improved 2.5 percentage points in fiscal 2000 compared to fiscal 1999. The gross margin rate at Things Remembered decreased 0.3 percentage points to fiscal 1999 reflecting the impact of an aggressive merchandise clearance promotion in the first quarter of fiscal 2000.

The fiscal 2000 operating expense increase was due primarily to increases in staffing for improved service levels in the optical businesses, increases in expenses associated with the 53rd week and the Target Optical expansion, increases in managed vision care costs (primarily associated with the MetLife vision care business) and increases in incentive bonus expense due to improved performance at Cole Vision. These increases were partially offset by $4.7 million of severance costs in fiscal 1999 for the Company's former president and several other executives. As a percentage of net revenue, operating expenses lost leverage in fiscal 2000 because payroll costs increased 2.0 percentage points compared to a year ago for the reasons discussed above. A decline in comparable store sales at Pearle company-owned stores during the first six months of fiscal 2000 and a $1.8 million first quarter 2000 charge for severance costs recorded in connection with a personnel reduction at Cole Vision also impacted the comparison.

Operating income increased 12.9% in fiscal 2000 compared to fiscal 1999 reflecting improved operating results at both Cole Vision and Things Remembered. The operating income at Cole Vision improved despite absorbing increased losses associated with the Target Optical start up and store opening program.

Interest and other (income) expense, net, increased in fiscal 2000 compared to fiscal 1999 because of increased interest expense from the 53rd week, seasonal borrowing, less income from reduced temporary cash investments and lower equity income from Pearle Europe.

The effective income tax rate was 66.5% in fiscal 2000 compared to 57.0% in fiscal 1999. The rates reflect the significant impact of nondeductible goodwill and unearned compensation in both years and lower equity income from Pearle Europe in fiscal 2000 for which no U.S. income tax is provided.

Liquidity and Capital Resources

Cole National Corporation's primary source of liquidity is funds provided from operations of its operating subsidiaries. In addition, its wholly owned subsidiary, Cole National Group, Inc. and its operating subsidiaries have a working capital line of credit ranging from $50.0 million to $75.0 million based on Cole National Group's current debt leverage ratio as described in the credit facility. As of year end, the total commitment was $75.0 million and availability under the credit facility totaled $62.7 million, after reduction for commitments under outstanding letters of credit. There were no working capital borrowings outstanding as of February 2, 2002 or at any time during fiscal 2001. The maximum amount outstanding during fiscal 2000 was $20.2 million and the daily average borrowing during fiscal 2000 was $2.8 million.

The credit facility, which is guaranteed by Cole National Corporation and Cole National Group, requires Cole National Group and its principal operating subsidiaries to comply with various operating covenants that restrict corporate activities, including covenants restricting the ability of the subsidiaries to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain investments or make acquisitions. The credit facility also requires Cole National Group to comply with certain financial covenants, including covenants regarding minimum interest coverage, maximum leverage and consolidated net worth. Cole National Group and its principal operating subsidiaries were in compliance with these covenants at February 2, 2002.

At the end of fiscal 2001, $150.0 million of 9-7/8% Senior Subordinated Notes and $125.0 million of 8-5/8% Senior Subordinated Notes were outstanding. The 9-7/8% notes and the 8-5/8% notes are unsecured and mature December 31, 2006 and August 15, 2007, respectively, with no earlier scheduled redemption or sinking fund payment. Interest on the 9-7/8% notes is payable semi-annually on each June 30 and December 31, while the interest on the 8-5/8% notes is payable semi-annually on each February 15 and August 15.

The indentures pursuant to which the 9-7/8% notes and the 8-5/8% notes were issued contain certain optional and mandatory redemption features and other financial covenants, including restrictions on the ability of Cole National Group to pay dividends or make other restricted payments to Cole National Corporation. The indentures permit dividend payments to Cole National Corporation equal to one-half of Cole National Group's consolidated net income, provided that no default or event of default has occurred under the indentures and that Cole National Group has met a specified fixed charge coverage ratio test. The indentures also permit payments to Cole National Corporation for certain tax obligations and for administrative expenses not to exceed 0.25% of net sales. See Note 4 of the Notes to Consolidated Financial Statements. The Company may from time to time purchase its outstanding notes in the open market or refinance them depending on capital market conditions.

No significant principal payment obligations are due under Cole National's outstanding indebtedness until 2004, when a $5.0 million principal payment is due under a 5.0% promissory note. The ability of Cole National Corporation and its subsidiaries to satisfy their obligations will be primarily dependent upon future financial and operating performance of the subsidiaries and upon Cole National's ability to renew or refinance borrowings or to raise additional capital through equity financing or sales of assets.

In November 1998, the Board of Directors authorized the repurchase from time to time of up to 1.0 million shares of common stock, or approximately 6.7% of Cole National Corporation's outstanding shares, through open market or block transactions. It is expected that any purchases will be made from internally generated funds and that the shares purchased will be used, in part, to offset dilution from stock options and in connection with other benefit plans. As of February 2, 2002, Cole National Corporation had purchased a total of 318,000 shares of common stock, and has authority to purchase up to 682,000 shares of common stock in the open market or through block purchases. No shares were purchased during fiscal 2001 and fiscal 2000.

Cash balances at year end were $63.7 million compared to $36.7 million at February 3, 2001. Operations generated net cash of $63.2 million in fiscal 2001, $36.4 million in fiscal 2000 and $23.8 million in fiscal 1999. The primary source of the $26.8 million improvement in cash provided from operations in fiscal 2001 compared to fiscal 2000 was an improvement in working capital. A reduction in inventories at Cole Vision and Things Remembered during fiscal 2001 provided improved cash flows of $16.7 million compared to fiscal 2000. Changes in accounts payable, accrued liabilities, accounts receivable, prepaid expenses and other assets and liabilities provided improved cash flows of $7.4 million. Most of the remaining improvement resulted from increased operating income before depreciation and amortization and lower interest and other (income) expense, net.

The primary source of the $12.6 million improvement in cash provided from operations in fiscal 2000 compared to fiscal 1999 was a change in working capital. In fiscal 1999, the decrease in accounts payable and accrued liabilities used $30.0 million more cash than in fiscal 2000. In fiscal 2000, increases in prepaid expenses and inventories used $9.2 million and $5.7 million more cash, respectively, than in fiscal 1999. The increase in prepaid expenses in fiscal 2000 was due to the fact that the fiscal year ended after February 1 when the minimum rent payments were made. The increase in inventories in fiscal 2000 was attributable to the remerchandising of Pearle and the expansion of Target Optical.

Capital expenditures were $35.1 million, $37.4 million, and $25.9 million in fiscal 2001, 2000 and 1999, respectively. The majority of the capital expenditures were for store fixtures, equipment and leasehold improvements for new stores, including the Target Optical expansion, and the remodeling of existing stores. In fiscal 2001, net proceeds of $12.5 million were received from the sales of two facilities no longer needed and from the sale and leaseback of Pearle's central lab and distribution center. In fiscal 2000, net proceeds of $13.8 million were received from the sale and leaseback of Cole Vision's headquarters office building and a portion of the land. In fiscal 2001, the Company used $6.4 million for additional net investment in Pearle Europe, primarily in connection with its acquisition of an optical retailer in Portugal. In fiscal 2000, the Company received $4.8 million, net of additional investments, from funds returned by Pearle Europe. In fiscal 1999, the Company used $2.1 million for additional net investment in Pearle Europe in connection with Pearle Europe's various acquisitions of optical retailers in Italy, Germany and Austria. The Company also used $0.7 million in fiscal 2001 and $3.0 million in fiscal 1999 for contingent payments in connection with the prior acquisition of MetLife's managed vision care business. Finally, the Company paid approximately $6.9 million, $8.3 million and $13.6 million for systems development costs in fiscal 2001, 2000 and 1999, respectively. Such costs have been capitalized and are being amortized over their estimated useful lives.

For fiscal 2002, management plans to expand the number of stores including the opening of approximately 30 Target Optical stores, and to remodel and relocate other stores. In fiscal 2002, the Company will open only in new Super Target stores. Super Target stores will offer Target Optical excellent, highly visible locations and high traffic. As a result, the Company's emphasis at Target Optical is moving from opening stores to improving their operations. Management currently estimates that capital expenditures in fiscal 2002 will be approximately $38.7 million, excluding acquisitions and systems development costs. Approximately $5.3 million is estimated to be incurred for systems development costs in 2002, which will be capitalized and subsequently amortized.

Cole National Corporation believes that funds provided from operations including cash on hand along with funds available under the credit facility will provide adequate sources of liquidity to allow its operating subsidiaries to continue to expand the number of stores and to fund capital expenditures and systems development costs.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company leases a substantial portion of its equipment and facilities including laboratories, office and warehouse space, and retail store locations. In addition, Cole Vision operates departments in various host stores and pays occupancy costs solely as a percentage of sales. A more complete discussion of the Company's lease and license commitments is included in Note 10 of the Notes to Consolidated Financial Statements. The Company has no other significant off-balance sheet arrangements.

The following table summarizes certain payments due by period for contractual obligations including operating leases:

	Payments Due by Period (000's)				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 285,085	$ 85	$ 5,000	$ 152,000	$ 128,000
Operating leases	422,128	80,602	133,715	89,142	118,669
Sublease agreements	(38,590)	(10,565)	(14,554)	(7,951)	(5,520)
Total contractual obligations	$ 668,623	$ 70,122	$ 124,161	$ 233,191	$ 241,149

The Company's primary source of liquidity, other than cash on hand, is the working capital line of credit discussed above and in Note 4 of the Notes to Consolidated Financial Statements. This facility extends until January 31, 2003 and supports $12.3 million of standby letters of credit that are renewable annually. The Company intends to extend or replace this credit facility in 2002.

Investment in Pearle Europe

The Company owns a 21% minority interest in Pearle Europe B.V. (Pearle Europe) which operates in the retail optical business in Europe. HAL Holding N.V., which owns a 68% interest in Pearle Europe, also owns a 20% interest in the Company's common stock. A more complete discussion of the Company's transactions with Pearle Europe is included in Note 1 of the Notes to Consolidated Financial Statements.

Significant Accounting Policies

Management relies on the use of estimates and makes assumptions that impact the Company's financial position and results of operations. These estimates are based on historical results and trends as well as our forecasts as to how these might change in the future. A more complete discussion of the Company's accounting policies is included in Note 1 of the Notes to Consolidated Financial Statements. Some of the most critical accounting policies that might materially impact the Company's results include:

Allowance for Doubtful Accounts – Most of the Company's accounts and notes receivable are due from Licensed Brands' host stores, managed vision care accounts and Pearle franchisees. Estimates are used in determining the Company's allowance for bad debts and are based on historical experience, current trends, credit policy and a percentage of accounts receivable by aging category.

Reserve for Excess and Obsolete Inventory – Inventories are valued at the lower of cost or market value and have been reduced by a reserve for excess and obsolete inventories. The estimated reserve is based on management's review of inventories on hand compared to estimated future usage and sales. Factors considered include inventory age, condition and whether reorder of the product has been or is about to be discontinued.

Valuation of Systems Development Costs and Software – Systems development costs and software are amortized over the useful life of the software. Useful lives are based on management's estimates of the period the software will be in service. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the software's future usefulness has been adversely impacted.

Valuation of Long-Lived Assets – Property and equipment, goodwill and other intangibles are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company is subject to financial statement risk to the extent goodwill and tradenames become impaired. A discussion of the fiscal 2002 impact of a change in accounting required by the Financial Accounting Standards Board (FASB) that will affect the Company's accounting for goodwill and tradenames is included in "New Accounting Pronouncements" below.

Valuation of Deferred Income Taxes – Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Management regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance for tax assets based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. In determining the valuation allowance related to deferred tax assets, management estimates taxable income into the future. Future taxable income could be materially different from amounts estimated, in which case the valuation allowance and future net income would need to be adjusted.

New Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement requires that goodwill and certain intangible assets deemed to have indefinite useful lives will no longer be amortized, but instead, will be subject to annual reviews for impairment. The Company will apply these rules in accounting for its goodwill and tradenames beginning in the first quarter of fiscal 2002. The Company is in the process of quantifying the impact of adopting each of the provisions of SFAS 142.

Amortization of goodwill and tradenames totaled $5.8 million in fiscal 2001. A substantial portion of the goodwill amortization is nondeductible for tax purposes. Upon adoption of SFAS 142, the Company expects to stop amortizing goodwill and tradenames which would have the effect of increasing net income and reducing the Company's annual effective tax rate.

The FASB has also issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143) and No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 141 changes the accounting for business combinations by, among other things, prohibiting the use of the pooling of interests method. SFAS 143 provides guidance for legal obligations arising from the retirement of long-lived assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. None of these standards is expected to have a material effect on the Company's financial position or operations.

Forward-Looking Information

The Company's management expects its continued emphasis on becoming better retailers to have an ongoing positive impact on the Company's results in fiscal 2002, enabling the Company to continue the earnings turnaround that began with the fourth quarter 2000. Management estimates that net income could increase approximately 15% to 20% in fiscal 2002 from fiscal 2001 with fiscal 2001 adjusted for the pro forma impacts of SFAS 142 and fiscal 2002's estimated annual effective tax rate of 40%. Achieving these results assumes, among other things, that the current economic environment does not worsen.

Certain sections of this Annual Report on Form 10-K, including this Management's Discussion and Analysis, contain forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Actual results may differ materially from those forecast due to a variety of factors that can adversely affect operating results, liquidity and financial condition, such as risks associated with the timing and achievement of improvements in the operations of the optical business, the nature and extent of disruptions of the economy from terrorist activities and from governmental and consumer responses to such acts, the success of new store openings and the rate at which new stores achieve profitability, the Company's relationships with host stores and franchisees, the Company's ability to select, stock and price merchandise attractive to customers, success of systems development and integration, competition and regulation in the optical industry, integration of acquired businesses, economic, political and weather factors affecting consumer spending, operating factors affecting customer satisfaction, including manufacturing quality of optical and engraved goods, the mix of goods sold, pricing and other competitive factors, the seasonality of the Company's business and the actual effect of implementation of new accounting standards. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company. All forward-looking statements involve risk and uncertainty.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Cole National Corporation:

We have audited the accompanying consolidated balance sheets of Cole National Corporation (a Delaware corporation) and Subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, cash flows and stockholders' equity and comprehensive income (loss) for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cole National Corporation and Subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Cleveland, Ohio,
March 19, 2002.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	February 2, 2002	February 3, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 63,656	$ 36,725
Accounts receivable, less allowance for doubtful accounts of $4,008 in 2001 and $7,348 in 2000	39,609	40,505
Current portion of notes receivable	2,926	5,097
Inventories	111,098	122,238
Refundable income taxes	502	1,237
Prepaid expenses and other	22,757	16,154
Deferred income tax benefits	477	2,177
Total current assets	241,025	224,133
Property and equipment, at cost	297,649	291,293
Less - accumulated depreciation and amortization	(174,300)	(165,595)
Total property and equipment, net	123,349	125,698
Notes receivable, excluding current portion, less allowance for doubtful accounts of $5,209 in 2001 and $4,537 in 2000	19,056	18,000
Deferred income tax benefits and other assets	74,220	75,460
Intangible assets, net	146,544	151,588
Total assets	$ 604,194	$ 594,879
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 85	$ 452
Accounts payable	57,647	56,505
Accrued interest	6,539	6,736
Accrued liabilities	79,722	77,612
Accrued income taxes	3,501	3,458
Total current liabilities	147,494	144,763
Long-term debt, net of discount and current portion	284,318	284,286
Other long-term liabilities	16,775	16,280
Stockholders' equity:		
Preferred stock	-	-
Common stock	16	16
Paid-in capital	268,729	263,277
Accumulated deficit	(92,560)	(97,755)
Accumulated other comprehensive loss	(5,840)	(3,970)
Treasury stock at cost	(9,769)	(6,284)
Unamortized restricted stock awards	(2,634)	(3,739)
Notes receivable - stock options and awards	(2,335)	(1,995)
Total stockholders' equity	155,607	149,550
Total liabilities and stockholders' equity	$ 604,194	$ 594,879

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

COLE NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Fifty-Two Weeks Ended February 2, 2002	Fifty-Three Weeks Ended February 3, 2001	Fifty-Two Weeks Ended January 29, 2000
Net revenue	$ 1,101,333	$ 1,077,147	$ 1,040,426
Costs and expenses:			
Cost of goods sold	364,752	358,030	364,581
Operating expenses	696,168	680,411	641,453
Goodwill and tradename amortization	5,769	5,840	5,279
Total costs and expenses	1,066,689	1,044,281	1,011,313
Operating income	34,644	32,866	29,113
Interest and other (income) expense:			
Interest expense	28,146	29,078	27,985
Interest and other (income)	(4,518)	(2,864)	(3,537)
Total interest and other (income) expense, net	23,628	26,214	24,448
Income before income taxes	11,016	6,652	4,665
Income tax provision	5,821	4,423	2,657
Net income	$ 5,195	$ 2,229	$ 2,008
Earnings per share:			
Basic	$ 0.33	$ 0.14	$ 0.13
Diluted	$ 0.32	$ 0.14	$ 0.13

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fifty-Two Weeks Ended February 2, 2002	Fifty-Three Weeks Ended February 3, 2001	Fifty-Two Weeks Ended January 29, 2000
Cash flows from operating activities:			
Net income	$ 5,195	$ 2,229	$ 2,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,566	40,175	41,000
Non-cash interest, net	(1,373)	(717)	(1,596)
Gain on sale of fixed assets	(683)	-	-
Deferred income tax provision	4,993	3,462	2,318
Increases (decreases) in cash resulting from changes in assets and liabilities:			
Accounts and notes receivable, prepaid expenses and other assets	(1,344)	(4,139)	5,155
Inventories	10,929	(5,724)	3,367
Accounts payable, accrued liabilities and other liabilities	3,538	(1,079)	(31,133)
Accrued interest	(197)	254	266
Accrued, refundable and deferred income taxes	594	1,982	2,375
Net cash provided by operating activities	63,218	36,443	23,760
Cash flows from investing activities:			
Purchases of property and equipment, net	(35,124)	(37,415)	(25,877)
Net proceeds from sales and sale/leasebacks of fixed assets	12,481	13,820	-
Systems development costs	(6,875)	(8,256)	(13,589)
Investment in Pearle Europe, net	(6,446)	4,774	(2,129)
Acquisitions of businesses, net of cash acquired	(747)	-	(2,956)
Other, net	(928)	129	275
Net cash used for investing activities	(37,639)	(26,948)	(44,276)
Cash flows from financing activities:			
Repayment of long-term debt	(438)	(1,452)	(1,503)
Net proceeds from exercise of stock options	2,225	1,336	190
Common stock repurchased	-	-	(562)
Repayment (issuance) of notes receivable - stock options and awards, net	(340)	(1,284)	195
Payment of deferred financing fees	-	(422)	(281)
Dividends paid	-	-	(149)
Other, net	(95)	99	522
Net cash provided by (used for) financing activities	1,352	(1,723)	(1,588)
Cash and cash equivalents:			
Net increase (decrease) during the period	26,931	7,772	(22,104)
Balance, beginning of the period	36,725	28,953	51,057
Balance, end of the period	$ 63,656	$ 36,725	$ 28,953

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

	February 2, 2002	February 3, 2001	January 29, 2000
Common Stock:			
Balance at beginning of period	$ 16	$ 16	$ 15
Issuance of restricted stock	-	-	1
Balance at end of period	16	16	16
Paid-in Capital:			
Balance at beginning of period	263,277	261,835	257,981
Issuance of shares for employee stock purchase plan	881	1,328	-
Stock compensation	-	130	433
Exercise of stock options and warrants	4,741	8	190
Issuance of restricted stock from treasury shares, net	(170)	(24)	3,231
Balance at end of period	268,729	263,277	261,835
Accumulated Deficit:			
Balance at beginning of period	(97,755)	(99,984)	(101,843)
Dividends paid	-	-	(149)
Net income	5,195	2,229	2,008
Balance at end of period	(92,560)	(97,755)	(99,984)
Accumulated Other Comprehensive Loss:			
Balance at beginning of period	(3,970)	(3,358)	(1,205)
Other comprehensive loss	(1,870)	(612)	(2,153)
Balance at end of period	(5,840)	(3,970)	(3,358)
Treasury Stock:			
Balance at beginning of period	(6,284)	(6,218)	(6,084)
Issuance of restricted stock, net	357	(66)	428
Treasury shares received for exercise of stock options	(3,842)	-	-
Common stock repurchased	-	-	(562)
Balance at end of period	(9,769)	(6,284)	(6,218)
Unamortized Restricted Stock Awards:			
Balance at beginning of period	(3,739)	(5,064)	(2,598)
Issuance of restricted stock, net	(187)	90	(3,659)
Amortization of restricted stock awards	1,292	1,235	1,193
Balance at end of period	(2,634)	(3,739)	(5,064)
Notes Receivable - Stock Options and Awards:			
Balance at beginning of period	(1,995)	(711)	(906)
Repayment (issuance) of notes receivable, net	(340)	(1,284)	195
Balance at end of period	(2,335)	(1,995)	(711)
Total Stockholders' Equity	$ 155,607	$ 149,550	$ 146,516
Comprehensive Income (Loss):			
Net income	$ 5,195	$ 2,229	$ 2,008
Cumulative translation adjustment	(1,870)	(612)	(2,153)
Total comprehensive income (loss)	$ 3,325	$ 1,617	$ (145)

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

(1) **Summary of Significant Accounting Policies**

Basis of Presentation

The consolidated financial statements include the accounts of Cole National Corporation ("the Parent") and its wholly owned subsidiaries, including Cole National Group, Inc. and its wholly owned subsidiaries (collectively referred to as "the Company"). All significant intercompany transactions have been eliminated in consolidation.

Fiscal years end on the Saturday closest to January 31 and are identified according to the calendar year in which they begin. For example, the fiscal year ended February 2, 2002 is referred to as "fiscal 2001." Fiscal 2001 and fiscal 1999 each consisted of 52-week periods, fiscal 2000 consisted of a 53-week period.

Nature of Operations

The Company is a specialty service retailer operating in both host and nonhost environments, whose primary lines of business are eyewear products and services and personalized gifts. The Company sells its products through 2,477 company-owned retail locations and 440 franchised locations in 50 states, Canada, and the Caribbean, and differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations. The Company has two reportable segments: Cole Vision and Things Remembered (see Note 9).

Inventories

Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property and Depreciation

The policy is to provide depreciation using the straight-line method over a period, which is sufficient to amortize the cost of the asset over its useful life or lease term.

The estimated useful lives for depreciation purposes are:

Buildings and improvements	5 to 40 years
Equipment	3 to 10 years
Furniture and fixtures	2 to 10 years
Leasehold improvements	2 to 20 years

Property and equipment, at cost, consist of the following at February 2, 2002 and February 3, 2001 (000's omitted):

	2001	2000
Land and buildings	$ 3,806	$ 14,721
Furniture, fixtures and equipment	187,523	178,161
Leasehold improvements	106,320	98,411
Total property and equipment	$ 297,649	$ 291,293

Store Opening Expenses

Store opening expenses are charged to operations in the period the expenses are incurred.

Investment in Pearle Europe B.V.

Included in other long-term assets is Cole National Corporation's minority investment in Pearle Europe B.V. ("Pearle Europe"), which is in the retail optical business in Europe. HAL Holding N.V. ("HAL") (see Note 6) owns a 68% interest, Cole National Corporation owns a 21% interest, and Pearle Europe's management owns the remaining 11% interest.

The Company's common equity investment in Pearle Europe of $8.9 million at February 2, 2002 is accounted for using the equity method. Included in interest and other income is the Company's equity share of Pearle Europe's earnings. Such share totaled $1.0 million, $0.6 million and $1.4 million in fiscal 2001, 2000 and 1999, respectively. Pearle Europe's fiscal 2001 net revenue was approximately $328.7 million.

Included in notes receivable is $14.7 million and $9.4 million of net shareholder loans receivable from Pearle Europe and its subsidiaries at February 2, 2002 and February 3, 2001, respectively. The shareholder loans provide for interest at rates ranging from 8.0% to 12.7%. The Company accrued interest income of $1.6 million on the notes in fiscal 2001 as compared to $1.3 million and $1.3 million in fiscal 2000 and 1999, respectively. During fiscal 2001 and 2000 the Company received interest payments against the balances accrued totaling $0.1 million and $1.5 million, respectively.

In November 2000, Pearle Europe refinanced the loans made in connection with its acquisitions in Germany and Austria by issuing a new note to the Company and returning the remainder in cash. In May 2001, the Company advanced $6.4 million to provide additional equity and shareholder loans in connection with Pearle Europe's acquisition in Portugal.

Notes Receivable

In addition to the notes receivable from Pearle Europe are notes receivable from Pearle's franchisees throughout the United States. The franchise notes are collateralized by inventory, equipment, and leasehold improvements at each location, generally bear interest at the prime rate plus 3.0%, and require monthly payments of principal and interest over periods of up to ten years.

Intangible Assets

Intangible assets, net, consist of the following at February 2, 2002 and February 3, 2001 (000's omitted):

	2001	2000
Goodwill	$ 103,552	$ 107,360
Tradenames	42,992	44,228
	$ 146,544	$ 151,588

Goodwill is being amortized on a straight-line basis over periods from 5 to 40 years, based on management's assessment of the estimated useful life, and is presented net of accumulated amortization of $50,723,000 and $46,194,000 at February 2, 2002 and February 3, 2001, respectively. Amortization of goodwill in fiscal 2001, 2000 and 1999 was $4,533,000, $4,580,000 and $4,043,000, respectively. Management regularly evaluates its accounting for goodwill considering primarily such factors as historical profitability, current operating profits and cash flows. The Company believes that, at February 2, 2002, the assets are realizable and the amortization periods are appropriate.

Tradenames acquired in connection with the Pearle acquisition in 1996 are being amortized on a straight-line basis over 40 years and are presented net of accumulated amortization of $6,467,000 and $5,231,000 at February 2, 2002 and February 3, 2001, respectively. Amortization of tradenames in fiscal 2001, 2000 and 1999 was $1,236,000, $1,260,000 and $1,236,000, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). This statement requires that goodwill and certain intangible assets deemed to have indefinite useful lives will no longer be amortized, but instead, will be subject to annual reviews for impairment. The Company will apply these rules of accounting for its goodwill and tradenames beginning in the first quarter of fiscal 2002. The Company is in the process of quantifying the impact of adopting each of the provisions of SFAS 142.

Other Long-Term Assets

Financing costs incurred in connection with obtaining long-term debt are capitalized in other assets and amortized over the life of the related debt using the effective interest method. At February 2, 2002 and February 3, 2001, deferred financing costs net of accumulated amortization were $4,980,000 and $6,082,000, respectively. Amortization of financing costs in fiscal 2001, 2000 and 1999 was $1,102,000, $1,054,000 and $965,000, respectively.

Direct costs to develop or obtain internal use software, including internal costs, are capitalized in other assets and amortized over the estimated useful life of the software using the straight-line method. Amortization periods range from two to seven years and begin when the software is placed in service. At February 2, 2002 and February 3, 2001, these costs, net of accumulated amortization, were $34,352,000 and $36,370,000, respectively. Amortization of systems development costs in fiscal 2001, 2000 and 1999 was $7,614,000, $7,695,000 and $6,703,000, respectively.

Valuation of Long-Lived Assets

Long-lived assets, such as property and equipment, internal use software, goodwill and other intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

Other Long-Term Liabilities

Other long-term liabilities consist primarily of certain employee benefit obligations, deferred lease credits and other lease-related obligations, deferred revenue and other obligations not expected to be paid within 12 months. Deferred lease credits are amortized on a straight-line basis over the life of the applicable lease.

Capital Stock

At February 2, 2002 and February 3, 2001, there were 15,934,772 and 15,691,191, respectively, shares of common stock, par value $.001 per share, outstanding and no preferred stock issued and outstanding. Common stock held in treasury at February 2, 2002 and February 3, 2001 totaled 548,921 and 308,037 shares, respectively. At February 2, 2002, there were 40,000,000 and 5,000,000 authorized shares of common stock and undesignated preferred stock, respectively.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary and its investment in Pearle Europe are translated to United States dollars at the rates of exchange on the balance sheet date. Income and expense items are translated at average monthly rates of exchange. Translation adjustments are presented as a component of accumulated other comprehensive loss within stockholders' equity.

Net Revenues

Revenues include sales of goods and services to retail customers at company-operated stores, sales of merchandise inventory to franchisees and other outside customers, other revenues from franchisees such as royalties based on sales, interest income on notes receivable and initial franchise fees, and capitation and other fees associated with Cole Vision's managed vision care business.

Franchise revenues based on sales by franchisees are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchises have been substantially performed or satisfied by the Company and when the related store begins operations.

Advertising

Net advertising production costs and other advertising costs are expensed as incurred, a portion of which are reimbursed by franchisees based on a percentage of their sales. Advertising expense is summarized as follows (000's omitted):

	2001	2000	1999
Gross advertising expense	$ 86,364	$ 89,329	$ 88,525
Less: Franchise contribution	(20,486)	(20,562)	(19,930)
Net advertising expense	$ 65,878	$ 68,767	$ 68,595

Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 requires that earnings per share be presented as two calculations: basic and diluted. Basic earnings per share for fiscal 2001, 2000 and 1999 are based on 15,821,988, 15,584,604 and 14,886,550 weighted average number of common shares outstanding, respectively. Stock options that are outstanding are considered to be potentially dilutive common stock. Diluted earnings per share for fiscal 2001, 2000 and 1999 are based on 16,073,387, 15,620,352 and 14,940,900 weighted average number of common shares outstanding, respectively after consideration of the dilutive effect, if any, for these common share equivalents.

Cash Flows

For purposes of reporting cash flows, all temporary cash investments which have original maturities of three months or less, are considered to be cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of those instruments.

Net cash flows from operating activities reflect cash payments for income taxes and interest as follows (000's omitted):

	2001	2000	1999
Income taxes	$ 385	$ 538	$ 624
Interest	27,139	27,674	27,201

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) Acquisition and Disposition of Businesses

The Company made the following acquisition, which has been accounted for under the purchase method of accounting, including any contingent payments that may be made in the future. Pro forma financial results have not been presented for this acquisition, as it did not have a material effect on results of operations.

In October 1999, the Company acquired MetLife's managed vision care benefits business. The business consisted of vision care contracts with approximately 250 institutional customers and generated approximately $15.0 million of revenue annually. The purchase price paid to date totals $3.3 million, with additional amounts contingently due upon certain conditions being met over the four years following the date of purchase.

In fiscal 1999, the Company closed 150 optical departments located in Montgomery Ward stores resulting in a pretax loss of $2.0 million consisting primarily of inventory and fixed asset write offs. Annual revenues in fiscal 1999 for Ward's Optical Departments were $21.2 million.

(3) Long-Term Debt

Long-term debt at February 2, 2002 and February 3, 2001 is summarized as follows (000's omitted):

	2001	2000
9-7/8% Senior Subordinated Notes:		
Face value	$ 150,000	$ 150,000
Unamortized discount	(682)	(785)
Total 9-7/8% Senior Subordinated Notes	149,318	149,215
8-5/8% Senior Subordinated Notes	125,000	125,000
5% Promissory Note	10,000	10,000
Capital lease obligations	85	523
	284,403	284,738
Less current portion	(85)	(452)
Net long-term debt	$ 284,318	$ 284,286

On August 22, 1997, Cole National Group issued $125.0 million of 8-5/8% Senior Subordinated Notes that mature in 2007 with no earlier scheduled redemption or sinking fund payments. Interest on the 8-5/8% notes is payable semi-annually on February 15 and August 15.

On November 15, 1996, Cole National Group issued $150.0 million of 9-7/8% Senior Subordinated Notes that mature in 2006 with no earlier scheduled redemption or sinking fund payments. Interest on the 9-7/8% notes is payable semi-annually on June 30 and December 31.

The 8-5/8% notes and the 9-7/8% notes are general unsecured obligations of Cole National Group, subordinated in right of payment to senior indebtedness of Cole National Group and senior in right of payment to any current or future subordinated indebtedness of Cole National Group.

The indentures pursuant to which the 8-5/8% notes and the 9-7/8% notes were issued restrict dividend payments to the Company to 50% of Cole National Group's net income after October 31, 1993, plus amounts due to the Company under a tax sharing agreement and for administrative expenses of the Company not to exceed 0.25% of Cole National Group's net revenue. The indentures also contain certain optional and mandatory redemption features and other financial covenants. Cole National Group was in compliance with these covenants at February 2, 2002.

On April 23, 1999, the Company issued a $10.0 million promissory note bearing interest at 5.0% per annum in recognition of a commitment to contribute $10.0 million to a leading medical institution, supporting the development of a premier eye care research and surgical facility. The note requires a $5.0 million principal payment to be made on April 23, 2004, and principal payments in the amount of $1.0 million to be made on the anniversary date of the note each successive year through 2009. Interest will be paid annually for the first 5 years, and thereafter with each payment of principal.

At February 2, 2002, the fair value of long-term debt was approximately $276.8 million compared to a carrying value of $284.4 million. The fair value was estimated primarily by using quoted market prices. The Company has no significant principal payment obligations under its outstanding indebtedness until the $5.0 million principal payment due in 2004 under the 5.0% promissory note.

(4) Credit Facility

The operating subsidiaries of Cole National Group, Inc. have a working capital commitment ranging from $50.0 million to $75.0 million based on Cole National Group's current debt leverage ratio described in the credit facility. This credit facility extends until January 31, 2003. Borrowings under the credit facility presently bear interest based on leverage ratios at a rate equal to, at the option of the principal operating subsidiaries of Cole National Group, either (a) the Eurodollar Rate plus 2.5% or (b) 1.5% plus the highest of (i) the prime rate, (ii) the three-week moving average of the secondary market rates for three-month certificates of deposit plus 1.0% and (iii) the federal funds rate plus 0.5%. Cole National Group pays a commitment fee of between 0.375% and 0.75% per annum on the total unused portion of the facility based on the percentage of revolving credit commitments used. The Company, guarantees this credit facility.

The credit facility requires the principal operating subsidiaries of Cole National Group to comply with various operating covenants that restrict corporate activities, including covenants restricting the ability of the subsidiaries to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain investments or make acquisitions. The credit facility also requires the subsidiaries to comply with certain financial covenants, including covenants regarding minimum interest coverage, maximum leverage and consolidated net worth. The principal operating subsidiaries of Cole National Group were in compliance with these covenants at February 2, 2002.

The credit facility restricts dividend payments to Cole National Group to amounts needed to pay interest on the 9-7/8% notes and the 8-5/8% notes, and certain amounts related to taxes, along with up to $8.0 million plus 0.25% of Cole National Group's consolidated net revenue annually for other direct expenses of the Company or Cole National Group.

No borrowings under the credit facility were outstanding as of February 2, 2002 and February 3, 2001, or at any time during fiscal 2001. The maximum amount of borrowings outstanding during fiscal 2000 was $20.2 million.

(5) Stock Compensation and Warrants

At February 2, 2002, the Company had stock options outstanding under various stock option plans and agreements. The right to exercise these options generally commences between one and five years from the date of grant and expires ten years from the date of grant. Both the number of shares and the exercise price, which is based on the market price, are fixed at the date of grant. As of February 2, 2002, there were 550,577 shares available for future grants to officers, key employees and nonemployee directors under the Company's various stockholder approved stock option plans. In addition, the Company may, from time to time, make additional option awards outside such plans.

A summary of the status of stock options and related weighted average exercise prices ("Price") as of the end of fiscal 2001, 2000 and 1999, and changes during each of the fiscal years is presented below:

	2001		2000		1999	
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	2,426,662	$ 12.58	2,035,587	$ 14.83	2,087,146	$ 15.46
Granted	589,000	12.02	601,705	7.04	206,500	9.38
Exercised	(388,452)	10.88	(2,000)	3.00	(24,536)	7.69
Canceled	(257,144)	11.52	(208,630)	18.65	(233,523)	16.42
Outstanding, end of year	2,370,066	12.83	2,426,662	12.58	2,035,587	14.83
Exercisable at end of year	1,132,152	12.58	1,253,082	14.12	1,064,087	14.59

A summary of information for stock options outstanding at February 2, 2002 and related weighted average remaining contract life ("Life") and Price is presented below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Life	Price	Shares	Price
$3.00 to $9.75	860,230	7.8 years	$ 7.48	259,816	$ 6.70
$10.00 to $16.94	1,350,033	6.2 years	13.85	715,033	12.66
$26.13 to $44.94	159,803	5.4 years	33.03	157,303	32.96
	2,370,066	6.8 years	12.83	1,132,152	14.11

Payment for certain options exercised in 1993 was made by executing promissory notes of which $667,000 was outstanding at February 2, 2002 from the Company's chairman. The promissory note is secured by shares of restricted common stock and is payable in January 2004 at an interest rate of 6.01%. The note is included in notes receivable-stock options and awards within stockholders' equity.

On January 18, 2000, the Company granted two stock options not included in the tables above and awarded 525,000 shares of restricted common stock in connection with the employment of the Company's president. One option grant was awarded for 262,500 shares of common stock at an above-market exercise price of $10.00 per share. The options vested one-half each on the first and second anniversary of the grant date and expire after ten years. The other option for 100,000 shares was issued at the market price, vested immediately and expired at the end of its 90-day exercise period. One-half of the restricted shares became nonforfeitable on January 18, 2002 and the remainder vests one-half on each of the next two anniversaries of the grant date over a three-year period beginning on the second anniversary date of the grant. The shares may become nonforfeitable based upon the attainment of certain market prices for Cole National Corporation's common stock.

In fiscal 2001 and 2000, the Company and its president entered into secured promissory notes for $1,669,000, an amount equal to a portion of the income tax imposed on his award of restricted stock. In fiscal 2001, the promissory notes were consolidated into one note that matures in January 2004, and bears interest at 3.0% per annum. The note is secured by a pledge of the restricted shares. The notes are included in note receivable-options and awards within stockholders' equity.

During fiscal 2001, the Company granted 20,000 restricted shares to a divisional executive. These shares become nonforfeitable over a three-year period following the date of the award. During 1999, the Company granted 20,000 restricted shares to two divisional executives. In fiscal 2000, one of these grants for 10,000 shares was canceled. The remaining shares may become nonforfeitable based upon the attainment of certain market prices for the Company's common stock. These shares are forfeitable on the sixth anniversary of the grant dates if the market prices are not attained.

At February 2, 2002, 123,750 restricted shares of common stock are outstanding under an award made to the Company's chairman in December 1998 under the 1998 Equity and Incentive Performance Plan. Vesting may occur after the third anniversary of the grant date based upon the attainment of certain market prices for the Company's common stock or on March 1, 2004. During 1999, 55,000 restricted shares issued to the Company's former president vested in connection with his termination arrangement.

On March 8, 2001, the Company awarded restricted stock units representing shares of common stock to 568 employees. At February 2, 2002, restricted stock units representing 234,000 common shares were outstanding. The compensation cost related to the restricted stock units is being charged to the three-year period over which the common shares will vest assuming continuing employment. Compensation expense of $549,000 was charged to fiscal 2001.

In fiscal 1999, the Company established its Employee Stock Purchase Plan under which participants may contribute up to 15% of their annual compensation (subject to certain limits) to acquire shares of common stock at 85% of the lower market price on one of two specified dates in each plan period. The initial plan period included the five months ended December 31, 1999. Subsequent plan periods are semi-annual. Of the 700,000 shares of common stock authorized for purchase under the plan, 96,013, 180,378 and 103,889 shares were purchased in fiscal 2001, fiscal 2000 and fiscal 1999, respectively, by approximately 750 participating employees.

The Company applies APB Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. In connection with the restricted stock awards described above, compensation cost of $1.3 million, $1.2 million and $1.2 million has been charged to expense in fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Unamortized restricted stock awards of $2.6 million are expected to be amortized over future vesting periods. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the dates of awards consistent with the method of SFAS No. 123, the Company's net income and diluted earnings per share would have been $3,987,000 and $0.25 in fiscal 2001, $835,000 and $0.05 in fiscal 2000 and $451,000 and $0.03 in fiscal 1999, respectively. Basic earnings per share would have been $0.25 in fiscal 2001, $0.05 in fiscal 2000 and $0.03 in fiscal 1999.

For SFAS No. 123 purposes, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 4.8%, 6.2% and 5.9% for grants in fiscal 2001, 2000 and 1999, respectively, volatility of 47-49%, 45–47% and 39–45% in fiscal 2001, 2000 and 1999, respectively, and expected lives of six years for options granted in all fiscal years. The weighted average fair value of options granted during fiscal 2001, 2000 and 1999 at the date of grant were $6.31, $3.59 and $4.58, respectively. The fair value of each share granted under the Employee Stock Purchase Plan was similarly estimated using the following assumptions: risk-free interest rate of 2.7%, 6.0% and 5.2% in fiscal 2001, 2000 and 1999, respectively, volatility of 49%, 46-47% and 42% in fiscal 2001, 2000 and 1999, respectively, and expected lives of 5 to 6 months. The weighted average fair value of purchase plan shares granted during fiscal 2001, 2000 and 1999 was $2.93, $2.11 and $1.63, respectively. The effects of applying SFAS No. 123 in the pro forma disclosure above are not necessarily indicative of future amounts.

The Company's Nonemployee Director Equity and Deferred Compensation Plan allows nonemployee directors to receive their annual retainer and other director fees in the form of shares of common stock. The plan also allows them to defer payment of all or part of that income. During 2000, certain nonemployee directors elected to defer payment and received credits payable in shares of common stock. Credits earned during fiscal 2001 and outstanding as of February 2, 2002 represented 6,340 shares and 31,971 shares, respectively.

(6) Stockholders' Equity

On November 18, 1999 the Board of Directors authorized redemption of the Company's existing Stockholders' Rights Plan, adopted in 1995, and replaced it with a new plan. The new plan eliminates the so-called "dead hand" provision of the former plan and permits HAL to acquire up to 25% of the Company's shares. As of March 31, 2002, HAL owned 20% of the Company's common stock. As a result of the redemption of the rights issued under the original plan, shareholders received payment of $0.01 per share of common stock in fiscal 1999. The Stockholders' Rights Plan provides for the distribution of one right for each outstanding share of the Company's common stock held of record as of the close of business on December 6, 1999 or that thereafter become outstanding prior to the earlier of the final expiration date of the rights or the first date upon which the rights become exercisable. Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $40, subject to adjustment. The rights are only exercisable if a person or group other than HAL Holdings N.V. buys or announces a tender offer for 15% or more or if HAL buys or announces a tender offer for 25% or more of the Company's common stock. In the event such a transaction occurs, rights that are beneficially owned by all other persons would be adjusted and such holders would thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security of the Company) having a market value of two times the exercise price of the right. The rights will expire on December 6, 2009, unless extended or unless the rights are earlier redeemed by the Company in whole, but not in part, at a price of $0.01 per right, or exchanged.

In November 1998, the Board of Directors authorized the repurchase from time to time of up to one million shares of common stock through open market or block transactions. The Company has purchased a total of 318,000 shares for $6.0 million. No shares were purchased in fiscal 2000 or 2001. As of February 2, 2002, the Company has authority to purchase up to 682,000 additional shares. The share purchases are reflected in treasury stock within stockholders' equity.

(7) Income Taxes

The income tax provision reflected in the accompanying consolidated statements of operations for fiscal 2001, 2000 and 1999 are detailed below (000's omitted):

	2001	2000	1999
Current payable -			
Federal	$ -	$ -	$ -
State and local	785	972	824
Foreign	43	89	339
	828	1,061	1,163
Deferred -			
Federal	5,070	2,935	7,811
Foreign	(77)	427	(179)
Tax benefit of net operating loss carryforward	-	-	(6,138)
	4,993	3,362	1,494
Income tax provision	$ 5,821	$ 4,423	$ 2,657

The income tax provision differs from the federal statutory rate as follows (000's omitted):

	2001	2000	1999
Income tax provision at statutory rate	$ 3,856	$ 2,328	$ 1,633
Tax effect of-			
Amortization of goodwill	1,252	1,252	1,230
State income taxes, net of federal tax benefit	510	632	536
Decrease in valuation allowance	-	-	(669)
Other, net	203	211	(73)
Income tax provision	$ 5,821	$ 4,423	$ 2,657

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at February 2, 2002 and February 3, 2001 are as follows (000's omitted):

	2001	2000
Deferred tax assets:		
Employee benefit accruals	$ 316	$ 1,738
Other non-deductible accruals	6,665	8,176
State and local taxes	651	870
Net operating loss carryforwards	5,175	6,970
Intangibles	4,387	4,446
Contribution carryforward	5,181	5,146
Inventory reserves	2,187	3,665
Bad debt reserves	1,677	1,657
Alternative minimum tax credits	1,400	-
Other	2,860	2,705
Total deferred tax assets	30,499	35,373
Valuation allowance	(1,141)	(1,141)
Net deferred tax assets	29,358	34,232
Deferred tax liabilities:		
Depreciation and amortization	(1,814)	(3,405)
Other	(3,948)	(2,857)
Total deferred tax liabilities	(5,762)	(6,262)
Net deferred tax assets	$ 23,596	$ 27,970

At February 2, 2002, the Company had approximately $14.7 million of tax net operating loss carryforwards in the United States that expire in years 2005 through 2019. Of that amount, $5.3 million resulted from the Company's acquisition of American Vision Centers ("AVC"). Due to the change in ownership requirements of the Internal Revenue Code, utilization of the AVC net operating loss is limited to approximately $0.3 million per year. A valuation allowance of $1.1 million has been established to reduce the deferred tax asset related to this portion of the net operating loss to the amount that will likely be realized. The Company also has available alternative minimum tax credits of approximately $1.4 million that may be carried forward indefinitely.

No provision of United States federal and state income taxes has been provided for the undistributed earnings of the Company's foreign subsidiaries because those earnings are considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable.

(8) Retirement Plans

The Company maintains a noncontributory defined benefit pension plan that covers employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and their compensation levels near retirement.

The Company's policy is to fund amounts necessary to keep the pension plan in full force and effect, in accordance with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. Actuarial present values of benefit obligations are determined using the projected unit credit method.

In January 2002, the Company approved a plan freeze for all participants except for participants who are age 50 with 10 years of benefit service as of March 31, 2002. These participants will have their average pay frozen as of March 31, 2002, and covered compensation frozen as of December 31, 2001, but their benefit service will continue to grow.

The plan freeze resulted in a curtailment gain of $3,443,000 that reduced the plan's actuarial unrecognized net loss at December 31, 2001.

Pension expense for fiscal 2001, 2000 and 1999 includes the following components (000's omitted):

	2001	2000	1999
Service cost - benefits earned during the period	$ 1,639	$ 1,398	$ 1,636
Interest cost on the projected benefit obligation	2,122	1,882	1,733
Less:			
Return on plan assets -			
Actual	483	(359)	(2,205)
Deferred	(3,203)	(2,086)	(9)
	(2,720)	(2,445)	(2,214)
Amortization of transition asset over 17.9 years	(179)	(179)	(179)
Prior service cost	25	28	28
Net pension expense	$ 887	$ 684	$ 1,004

The following sets forth changes in the benefit obligation and the plan assets during the year and reconciles the funded status of the pension plan with the amounts recognized in the consolidated balance sheets (000's omitted):

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of period	$ 25,200	$ 22,660
Service cost	1,639	1,398
Interest cost	2,122	1,882
Actuarial loss	3,149	633
Effect of curtailment	(3,443)	-
Benefits paid	(1,056)	(1,011)
Expenses paid	(372)	(362)
Benefit obligation at end of period	$ 27,239	$ 25,200
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 26,077	$ 25,410
Actual return of plan assets	(483)	359
Employer contributions	4,696	1,681
Benefits paid	(1,056)	(1,011)
Expenses paid	(372)	(362)
Fair value of plan assets at end of year	$ 28,862	$ 26,077
Reconciliation of funded status:		
Benefit obligation at end of period	$ 27,239	$ 25,200
Fair value of plan assets, primarily money market and equity mutual funds	28,862	26,077
Funded status	1,623	877
Unrecognized prior service cost	-	25
Net unrecognized loss	3,671	762
Unamortized transition asset	(519)	(698)
Pension asset included in prepaid expenses and other	$ 4,775	$ 966

The weighted average discount rate used to measure the projected benefit obligation was 7.9% for fiscal 2001 and 8.4% for fiscal 2000, the rate of increase in future compensation levels was 5.0% and the expected long-term rate of return on plan assets was 9.5%.

The Company has a defined contribution plan, including features under Section 401(k) of the Internal Revenue Code, which provides retirement benefits to its employees. Eligible employees may contribute up to 17% of their compensation to the plans. In the United States, the Company provides for a mandatory company match of 10% of employee contributions, and may also make a discretionary matching contribution for each plan year equal to such dollar amount or percentage of employee contributions as determined by the Company's Board of Directors. In Puerto Rico, the Company provides for a mandatory match of 50% of the first 6.0% of employee contributions. The Company also has a deferred compensation plan for executives and other senior management which generally allows deferral of income without regard to limitations imposed by the Company's 401(k) plan. The Company makes a contribution of its common stock equal to 10% of the participant's deferrals. Total company matches of $785,000, $726,000 and $659,000 were recorded as expense for fiscal 2001, 2000 and 1999, respectively.

The Company has several Supplemental Executive Retirement Plans that provide for the payment of retirement benefits to participating executives supplementing amounts payable under the Company's noncontributory defined benefit pension plan. The first plan is an excess benefit plan designed to replace benefits that would otherwise have been payable under the pension plan but that were limited as a result of certain tax law changes. Benefits payable under this plan are also subject to the Retirement Plan freeze discussed above. The second plan is a defined contribution plan under which participants receive an annual credit based on a percentage of base salary, subject to vesting requirements. The third plan is a defined benefit plan designed to provide additional retirement benefits for certain management and highly compensated employees. Expenses for these plans for fiscal 2001, 2000 and 1999 were $689,000, $619,000 and $696,000, respectively.

The Company provides no additional significant post retirement or post employment benefits.

(9) Segment Information

The Company has two reportable segments: Cole Vision and Things Remembered. Most of Cole Vision's revenue is provided by sales of prescription eyewear, accessories and services through its Cole Licensed Brands and Pearle retail locations. Cole Vision's revenue is also provided by sales of merchandise to franchisees and other outside customers, by royalties based on sales, interest income on notes receivable and initial franchise fees from franchisees and by fees from managed vision care programs. The Cole Licensed Brands and Pearle business units have been aggregated in accordance with SFAS No. 131 based on the similarity of their economic characteristics, nature of products, services and production processes, types of customers, distribution methods and regulatory environment. Things Remembered's revenue is provided by sales of engravable gift merchandise, personalization and other services primarily through retail stores and kiosks. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

The reportable segments are strategic business units that offer different products and services. They are managed separately as each business requires different technology and marketing strategies. Performance is evaluated based on operating income from operations before interest, income taxes, and nonrecurring or unusual charges. Cole Vision is subject to various state regulations related to the dispensing of prescription eyewear, its relationship with the doctors of optometry and other matters.

Reported segment revenue, depreciation and amortization, and income or loss, with reconciliations to consolidated amounts are as follows (000's omitted):

	2001	2000	1999
Net revenue:			
Cole Vision	$ 829,287	$ 801,288	$ 781,840
Things Remembered	272,046	275,859	258,586
Consolidated net revenue	$ 1,101,333	$ 1,077,147	$ 1,040,426
Depreciation and amortization:			
Cole Vision	$ 25,404	$ 24,831	$ 26,298
Things Remembered	11,352	10,260	10,916
Total segment depreciation and amortization	36,756	35,091	37,214
Corporate	4,810	5,084	3,786
Consolidated depreciation and amortization	$ 41,566	$ 40,175	$ 41,000
Income:			
Cole Vision	$ 23,001	$ 20,774	$ 17,799
Things Remembered	23,403	25,811	22,706
Total segment profit	46,404	46,585	40,505
Unallocated amounts:			
Corporate expenses	(11,760)	(13,719)	(11,392)
Consolidated operating income	34,644	32,866	29,113
Interest and other expense, net	(23,628)	(26,214)	(24,448)
Income before income taxes	$ 11,016	$ 6,652	$ 4,665

Reported segment assets, expenditures for capital additions and systems developments costs and acquisitions of businesses, with reconciliations to consolidated amounts, are as follows (000's omitted):

	2001	2000	1999
Segment assets:			
Cole Vision	$ 401,942	$ 423,707	$ 418,687
Things Remembered	140,787	141,484	141,511
Total segment assets	542,729	565,191	560,198
Elimination of intercompany receivables	(47,491)	(43,949)	(52,917)
Corporate cash and temporary cash investments	50,650	26,416	21,024
Other corporate assets	58,306	47,221	59,966
Consolidated assets	$ 604,194	$ 594,879	$ 588,271
Expenditures for capital additions and systems development costs:			
Cole Vision	$ 27,410	$ 31,793	$ 33,728
Things Remembered	12,751	11,457	5,709
Total segment expenditures	40,161	43,250	39,437
Corporate	1,838	2,421	29
Consolidated expenditures	$ 41,999	$ 45,671	$ 39,466
Expenditures for acquisitions of businesses, net of cash acquired			
Cole Vision	$ 747	$ -	$ 2,956

Revenue from external customers of each group of similar products and services is as follows (000's omitted):

	2001	2000	1999
Sales of optical products and services	$ 749,314	$ 733,410	$ 724,546
Royalties, interest income and initial fees from franchises	20,109	21,653	22,361
Fees from managed vision care programs	59,864	46,225	34,933
Total Cole Vision net revenue	829,287	801,288	781,840
Retail sales of gift merchandise and services	272,046	275,859	258,586
Consolidated net revenue	$ 1,101,333	$ 1,077,147	$ 1,040,426

The Company operates primarily in the United States. Net revenue attributable to Cole Vision's Canadian operations was $29.9 million, $31.3 million and $28.6 million in fiscal 2001, 2000 and 1999, respectively. Long-lived assets located in Canada at February 2, 2002, February 3, 2001 and January 29, 2000 totaled $3.0 million, $3.4 million and $3.1 million, respectively. The Company also has an investment in and notes receivable from Pearle Europe (see Note 1).

(10) Commitments

The Company leases a substantial portion of its equipment and facilities including laboratories, office and warehouse space, and retail store locations. These leases generally have initial terms of up to 10 years and often contain renewal options. Certain of the store locations have been sublet to franchisees. In most leases covering retail store locations, additional rents are payable based on store sales. In addition, Cole Vision operates departments in various host stores paying occupancy costs solely as a percentage of sales under agreements containing short-term cancellation clauses. Generally, the Company is required to pay taxes and normal expenses of operating the premises for laboratory, office, warehouse and retail store leases; the host stores pay these expenses for departments operated on a percentage-of-sales basis. The following amounts represent rental expense for fiscal 2001, 2000 and 1999 (000's omitted):

	2001	2000	1999
Occupancy costs based on sales	$ 56,652	$ 54,854	$ 52,623
All other rental expense	102,679	97,369	97,112
Sublease rental income	(19,719)	(21,354)	(21,672)
Total rental expense, net	$ 139,612	$ 130,869	$ 128,063

At February 2, 2002, future minimum lease payments and sublease income receipts under noncancelable leases are as follows (000's omitted):

	Operating Leases	
	Payments	Receipts
2002	$ 80,602	$ (10,565)
2003	71,245	(7,997)
2004	62,470	(6,557)
2005	49,859	(4,750)
2006	39,283	(3,201)
2007 and thereafter	118,669	(5,520)
Total future minimum lease payments	$ 422,128	$ (38,590)

In fiscal 2001, under a sale and leaseback agreement, the Company received approximately $5.7 million, net of related costs, from the sale of its Cole Vision lab and distribution facility in Dallas, Texas and leased it back under a fifteen-year lease agreement with four five-year renewal options. The transaction produced a gain of approximately $0.6 million that was deferred and is being amortized over the fifteen-year lease period.

In fiscal 2000, under a sale and leaseback agreement, the Company received approximately $13.8 million, net of related costs, from the sale of its Cole Vision office facility in Twinsburg, Ohio and leased it back under an eighteen-year lease agreement with two ten-year renewal options. The transaction produced a gain of approximately $4.8 million that was deferred and is being amortized over the eighteen-year initial lease period.

In the ordinary course of business, the Company is involved in various legal proceedings. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, liquidity or financial position of the Company.

(11) Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly financial data for the 52 weeks ended February 2, 2002 and the 53 weeks ended February 3, 2001.

Fiscal 2001

($ in thousands, except per share amounts)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net revenue	$ 270,291	$ 273,348	$ 261,488	$ 296,206
Gross margin	182,569	182,041	173,976	197,995
Net income (loss)	645	1,459	(2,256)	5,347
Earnings (loss) per common share:				
Basic	0.04	0.09	(0.14)	0.34
Diluted	0.04	0.09	(0.14)	0.33

Fiscal 2000

($ in thousands, except per share amounts)

	1st Quarter[(a)]	2nd Quarter	3rd Quarter	4th Quarter
Net revenue	$ 257,771	$ 264,663	$ 255,950	$ 298,763
Gross margin	170,860	176,071	171,878	200,308
Net income (loss)	(1,356)	452	(605)	3,738
Earnings (loss) per common share:				
Basic	(0.09)	0.03	(0.04)	0.24
Diluted	(0.09)	0.03	(0.04)	0.24

(a) The first quarter of fiscal 2000 includes a $1.8 million severance charge related to a personnel reduction at Cole Vision.

Board of Directors
Jeffrey A. Cole
Chairman and Chief Executive Officer

Timothy F. Finley
Retired Chairman and Chief Executive Officer
Jos. A. Bank Clothiers, Inc.

Irwin N. Gold
Managing Director
Houlihan Lokey Howard & Zukin

Melchert Frans Groot
Chief Executive Officer
Pearle Europe BV

Peter V. Handal
President and Chief Executive Officer of
Dale Carnegie Training & Associates Inc.

Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.

Walter J. Salmon
Stanley Roth Sr., Professor of Retailing Emeritus
Harvard University Graduate School of
Business Administration

Larry Pollock
President and Chief Operating Officer

Audit Committee
Timothy F. Finley
Irwin N. Gold
Walter J. Salmon

Compensation Committees
Timothy F. Finley
Peter V. Handal
Charles A. Ratner

Corporate Officers
Jeffrey A. Cole
Chairman and Chief Executive Officer

Larry Pollock
President and Chief Operating Officer

Thomas T.S. Kaung
Executive Vice President and
Chief Financial Officer

Leslie D. Dunn
Senior Vice President
Business Development, Secretary and General Counsel

Joseph Gaglioti
Vice President and Treasurer

Common Stock Information

The Company's Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol "CNJ." The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share.

	Fiscal 2001		Fiscal 2000	
Quarter	High	Low	High	Low
First	10.40	7.20	8.31	5.75
Second	15.22	9.65	8.38	5.50
Third	14.90	10.70	8.00	5.75
Fourth	16.55	12.78	9.63	7.13



COLE NATIONAL